Fulbright & Jaworski L.L.P.

A Registered Limited Liability Partnership

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

www.fulbright.com

Telephone: (713) 651-5151	Facsimile: (713) 651-5246

April 28, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director
John P. Lucas, Staff Attorney

Via EDGAR

Re:	Enbridge Energy Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 19, 2009

File No. 1-10934

Dear Ladies and Gentlemen:

We write this letter on behalf of Enbridge Energy Partners, L.P. to respond to the comment letter received from the Staff on March 31, 2009, relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”). We have responded to each comment by number. For the convenience of the Staff, we have repeated the comment immediately preceding the applicable response.

In this letter, we refer to Enbridge Energy Partners, L.P. and Enbridge Inc. and its subsidiaries and affiliates as set forth below:

Enbridge Inc.	ENB

Enbridge Energy Company, Inc.	EECI

Enbridge Energy Management, L.L.C.	EEM

Enbridge Employee Services, Inc.	EES

Enbridge Operational Services, Inc.	EOSI

Enbridge Pipelines Inc.	EPI

Enbridge Energy Partners, L.P.	EEP

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Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.

Please provide us with an organizational chart that illustrates the relationships between Enbridge Energy Partners, L.P. (“EEP” or the “Partnership”) and any other Enbridge Inc. (“ENB”) affiliate that performs services for or on behalf of the Partnership or whose executives are compensated at least in part on the performance of the Partnership. We note in particular the ENB affiliates that are parties to the various service agreements filed as exhibits to the Form 10-K.

The chart should be detailed and identify how each ENB affiliate is controlled, including a brief explanation of the capital structure and other information relevant to an understanding of the interconnections between Enbridge affiliates (e.g. Enbridge Energy Company, Inc. (“EECI”) controls Enbridge Energy Management, LLC (“EEM”) through 100% ownership of EEM’s LLC interests entitled to vote, in addition to holding 17.2% of EEM’s publicly traded LLC interests).

The chart below illustrates the relationships among EEP, ENB and other ENB affiliates that perform services for, or on behalf of, EEP pursuant to the service agreements filed as exhibits to the Form 10-K.

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Ownership of Enbridge Energy Partners, L.P. as of December 31, 2008

i-units owned by EEM	12.7%
Class A common units owned by the public	51.2%
Class A common units owned by EECI	13.9%
Class B common units owned by ECCI	3.4%
Class C units owned by EECI	5.5%
Class C units owned by institutional investors	11.3%
General Partner interest owned by EECI	2.0%

Total	100.0%

Compensation Discussion and Analysis, page 105

2.

We note that your CD&A omits substantially all of the disclosure required by Item 402(b) of Regulation S-K. Please either revise this section to include all the required information or provide us with the analysis you used to determine that you are not required to comply in full with this Item.

As is the case with most master limited partnerships, EEP does not employ any of the named executive officers and does not have a board of directors. The services of the named executive officers in EEP’s Form 10-K are provided to EEP through service agreements described in the response to comment 3 below. Since neither EECI, which is the general partner of EEP, nor EEM, the delegate of the general partner, have employees, their respective boards do not have compensation committees. None of EEP, EECI or EEM have any role in setting, or determining the elements of, the compensation of the named executive officers.

The compensation policies and philosophy of ENB govern the material elements of compensation to the named executive officers. EEP does not have a compensation policy or philosophy, since it has no employees and, therefore, has no elements of compensation of its own to discuss as described in Item 402(b) of Regulation S-K. In addition, as shown in the last column of the Summary Compensation Table on page 106, not all of the compensation of any named executive officer is allocated to EEP and, in the case of certain of the named executive officers none of, or a minimal amount of, total compensation is allocated to EEP. ENB discloses its compensation policy and philosophy in its annual management information circular, since it is a Canadian issuer and must

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comply with Canadian securities regulations in respect of its executive compensation disclosure. For these reasons, in the Compensation Discussion and Analysis in the Form 10-K, EEP refers the reader to ENB’s management information circular for a discussion of the material elements of ENB’s compensation of its most highly compensated executive officers, some of whom are also named executive officers of EEP.

EEP does not have a role in establishing ENB’s compensation policies and philosophy or in setting the elements of ENB’s compensation of the individuals who serve as EEP named executive officers. EEP, therefore, believes that it would be inappropriate for EEP to discuss the material elements of the compensation of ENB’s executive officers.

3.

We note your statement that you “have agreed to reimburse” EECI and ENB for the costs of providing, among other things, executive management and director services. We further note the paragraph on page 124 providing a general explanation regarding your related party transactions relating to such services. Explain in greater detail how the reimbursement process works and include the total amounts that were reimbursed under each relevant agreement. In this regard, we note § 3.1 of the Operational Services Agreement, which provides for pro-rata reimbursement by EEM to ENB of estimated annual costs. In contrast, § 2.1 of the General and Administrative Services Agreement provides that EEM will reimburse ENB for actual costs incurred. Both of these agreements, however, appear to provide for, among other things, executive management services for the Partnership.

Through the Operational Services Agreement, the services of executive management resident in Canada are charged to EEP. Through the General and Administrative Services Agreement, the services of executive management resident in the United States are charged to EEP.

A.	Operational Services Agreement.

For purposes of the discussion with respect to the Operational Services Agreement, EPI, EOSI and ENB are collectively referred to as the service providers and EEM, EECI and EEP are collectively referred to as the receiving group. The Operational Services Agreement among the service providers and the receiving group provides that the service providers will provide operational services, as defined in the agreement, to the receiving group. The service providers charge the receiving group an amount equal to an estimate of a pro-rata reimbursement of the service providers’ estimated annual departmental costs, net of amounts charged to other affiliated persons and amounts identifiable as costs of the service providers. The amounts to be allocated to the receiving group are agreed to by the respective management of EECI, EEM and the service providers.

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The service providers submit charges at the end of each month to the receiving group for services provided under the Operational Services Agreement. These charges are determined based on scheduled monthly amounts. The discussion regarding the reimbursement process and related amounts reimbursed follows in greater detail.

Pursuant to Article II of the Operational Services Agreement, the amounts to be paid are as follows:

(i)

EEM and EECI pay the service providers a fee for the operational services they receive based on an estimate of a proportionate allocation of the service providers’ departmental costs, net of amounts (a) charged to other affiliated persons and (b) identifiable as costs of the service providers, all as agreed to by the respective management of the service providers, EECI and EEM.

(ii)	At EEM’s request, operational services provided to EEM, as the delegate of EEP’s general partner, are billed directly to EEP.

(iii)

EEM and EECI may from time to time request that the service providers provide special additional operational services for which EEM or EECI, as appropriate, agree to pay costs and expenses incurred by such service provider in respect of any special operational services so provided.

Operational services, as provided in the Operational Services Agreement, include:

•	executive, administrative and other services on an “as required” basis;

•	monitoring transportation capacity, scheduling shipments, standardizing integrity, maintenance and other operational requirements;

•	addressing regulatory matters associated with the liquids pipeline operations;

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•	providing monthly measurement information, forecasts, oil accounting, invoicing and related services;

•	computer application development and support services including control center operations;

•	electrical power requirements and costs for system operations;

•	patrol and aircraft services; and

•	all other operational services required to operate existing systems and any additional systems acquired by EEP.

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The following chart is representative of the general flow of transactions among the parties to the Operational Services Agreement for services, including the services of executive management resident in Canada.

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Operational Services Agreement – Including executive management resident in Canada

ENB Budget g	Allocation Model g	Budget-based Fixed Fee charge

EPI Budget g	Allocation Model g	Budget-based Fixed Fee charge

Each year, the service providers prepare annual budgets by departmental cost center for their respective operations. Following the establishment of a budget for the subsequent fiscal year, the costs associated with each department are allocated to the receiving group and other ENB affiliates using one of three methods as follows:

(i)	Capital assets employed as a percentage of ENB-wide capital assets.

(ii)	Time-based estimates.

(iii)	FTEs/headcount as a percentage of ENB-wide FTEs.

Once the allocation is completed, management of EECI and EEM evaluate and review the reasonableness of the amount and discuss it with management of the service providers to determine the reasonableness of the allocation amount as part of the annual budget review process. In addition, these allocation amounts are presented to the boards of EEM and EECI for their approval. Once approved, this amount becomes the fixed fee for the subsequent year that will be charged to the receiving group for a scheduled amount per month. Each month, EEP reimburses the service providers for the scheduled monthly fixed charge. The fixed fee that is charged to the receiving group includes a portion of the compensation costs of individuals that serve as officers and directors of EECI and EEM in managing the business and affairs of EEP.

The total amount reimbursed by EEP pursuant to the terms of the Operational Services Agreement for the year ended December 31, 2008 was $62.3 million.

B.	General and Administrative Services Agreement

For purposes of the discussion with respect to the General and Administrative Services Agreement, EES is referred to as the service provider and EEM, EECI and EEP are collectively referred to as the receiving group. The General and Administrative Services Agreement (the

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“G&A Agreement”) among the service provider, Enbridge (U.S.) Inc. (“EUS”) and the receiving group, provides for general services by the service provider, as defined in the agreement to, or on behalf of, EECI and EEM, in managing the business and affairs of EEP. The service provider charges the receiving group the actual costs incurred for services provided under this agreement on a monthly basis.

The service provider submits charges each month to the receiving group for services provided under the G&A Agreement. The charges are determined based on actual costs incurred for providing the services. The discussion regarding the reimbursement process and related amounts reimbursed follows in greater detail.

Pursuant to Article II of the G&A Agreement, the amounts to be paid are as follows:

(i)	EEM reimburses the service provider for all direct and indirect expenses that it incurs or payments that the service provider makes on behalf of EEM or EEP.

(ii)	EECI reimburses the service provider for all direct and indirect expenses that it incurs or payments that the service provider makes on behalf of EECI.

(iii)

EEM and EECI may from time to time request the service provider to provide special additional general services for which EEM or EECI, as appropriate, agree to pay costs and expenses incurred by the service provider in the provision of such special services.

(iv)	General services provided to EEM in managing the affairs of EEP are billed directly to EEP.

General Services, as discussed in the G&A Agreement, include:

•	accounting, tax planning and compliance services, including preparation of financial statements and income tax returns;

•	administrative, executive, legal, human resources and computer support services;

•	insurance coverage; and

•	all administrative and operational services required to operate existing systems and any additional systems acquired by EEP and operated by the service provider, and facilitate the business and

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affairs of EEM and EEP, including, but not limited to public and government affairs, engineering, environmental, finance, audit, operations and operational support, safety/compliance and other.

The following chart is representative of the general flow of transactions among the parties to the G&A Agreement for services, including the services of executive management resident in the United States.

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G&A Agreement – Including executive management resident in the United States
EES Actual costs g	Cost Center g	Allocation Model g	Allocation charged to EEP based on actual costs

The service provider captures all costs that it incurs for providing the services under the G&A Agreement by cost center in its financial system. The cost centers are denoted numerically as either “Shared Service” or “EEP.” Shared Service cost centers are used to capture costs that are not specific to a single U.S. domestic ENB entity, but are shared among multiple U.S. domestic ENB entities. The costs captured in the cost centers that are specific to EEP are 100% charged to EEP.

The general methodology employed for allocating Shared Service costs is established through the budgeting process and can be categorized as follows:

(i)	Each cost center establishes a budget.

(ii)	Each cost center manager estimates the amount of time the department spends on EEP and non-EEP affiliates.

(iii)	Costs are accumulated monthly for each cost center.

(iv)	The actual costs accumulated monthly by each cost center are allocated to EEP and non-EEP affiliates based on the allocation model.

(v)	EEP reimburses the service provider for its share of the allocated costs.

The cost center allocations charged to EEP following the above methodology include a portion of the compensation costs for individuals who serve as officers and directors of EECI and EEM in managing the business and affairs of EEP.

The total amount reimbursed by EEP pursuant to the terms of the G&A Agreement for the year ended December 31, 2008 was $207.5 million.

4.

Explain how EEM’s board discharges its responsibility to evaluate and to determine the reasonableness of the various elements of compensation paid to your NEOs. Disclose whether EEM’s board determined that the 2008

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compensation expenses reimbursed were reasonable, and the process by which the board arrived at that determination. Further, explain whether EEM’s board has ever objected to the reasonableness of compensation costs reimbursed.

As discussed in the response to comment 2 above, EEM’s board does not have a role in evaluating and determining the reasonableness of the various elements of compensation paid to the named executive officers. EEM’s board has questioned the reasonableness of the costs reimbursed. EEM’s board approved the service agreements at the time they were executed and it does review and discuss the annual budget with management of EECI and EEM prior to the beginning of the fiscal year. After the final budget is approved, EEM’s board expects management to ensure that amounts charged to EEP are consistent with the budget. If there are deviations in amounts charged, management addresses the issue with the entity providing the services.

5.

You state that all ENB employees domiciled in the U.S. are directly employed by Enbridge Employee Services, Inc. However, Mr. Letwin relocated to the U.S. in 2006, and his employment contract appears to be with ENB. Please clarify or revise.

Although Mr. Letwin’s employment agreement is between Mr. Letwin and ENB, the agreement provides that his services may be to ENB, or its subsidiaries or affiliates. Mr. Letwin is employed by EES, as are all other ENB employees domiciled in the United States.

Summary Compensation Table

6.

Please explain whether the amounts listed as allocable to the Partnership are equal to the amounts the Partnership actually paid to reimburse EEM and ENB during 2008. In addition, explain how these figures reconcile to the Budgeted Allocation Rate.

The amounts listed as allocable to EEP in the Summary Compensation Table of the Form 10-K represent a reasonable approximation of the amounts paid by EEP to reimburse the service providers pursuant to the terms of the Operational Services Agreement and the G&A Agreement. The Budgeted Allocation Rate represents a convention used to explain the approximate amount of time expected to be spent providing services by U.S. – domiciled executives that are charged to EEP. Please refer to the response to comment 3, which discusses the amounts allocated and reimbursed.

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Index of Exhibits, page 129

7.

Please ensure that you have filed all management contracts and compensatory plans, contracts, or arrangements in which any of your named executive officers (“NEO”) participates. In this regard, we note that you have not filed any of Enbridge Inc.’s compensation plans, although a number of your NEOs participate in those plans.

As discussed in our response to comment 2 above, ENB has its own compensation policies and philosophy and sets the compensation for its executive officers, some of whom are also named executive officers in the Form 10-K. In determining compensation of its executives, ENB establishes performance targets at the enterprise-wide, business unit and individual levels. Some of these targets may be tied to EEP’s performance, directly or indirectly, but in no case is the target exclusively tied to EEP’s performance. In the same way, ENB determines the awards, compensation and benefits, if any, that are made under ENB’s compensation plans. The plans are not sponsored by EEP, EECI or EEM and none of EEP, EECI or EEM has any role in determining whether an award is granted to an NEO or the amount of any such award. No securities of EEP or EEM are issuable under any of those plans.

8.

Please confirm that Messrs. McGill, Maki, and Monaco do not have employment contracts with EEP or any other Enbridge affiliate. If such agreements exist, file them or explain why they do not need to be filed. See Item 601(b)(10)(iii) of Regulation S-K.

Neither Mr. McGill nor Mr. Maki has an employment agreement with EEP or any other ENB affiliate. On March 10, 2009, Mr. Monaco executed an employment agreement with ENB. Prior to that date, Mr. Monaco did not have an employment agreement with EEP or any ENB affiliate. EEP will file a copy of Mr. Monaco’s employment agreement with its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.

EEP acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions regarding the foregoing, please contact Laura J. McMahon (713/651-5658) or Seth D. Wexler (713/651-5331) of this firm.

Very truly yours,

/s/ Fulbright & Jaworski L.L.P.

Fulbright & Jaworski L.L.P.

Enclosures

cc:	Mark Maki